Filed pursuant to Rule 434 (b) (1)
                                                    Registration No. 333-64904


                              467,857 Shares


                        Access Pharmaceuticals, Inc.


                              COMMON STOCK


                               PROSPECTUS



                             JULY 24, 2001

                              PROSPECTUS


                     Access Pharmaceuticals, Inc.


                           467,857 Shares of
                     Common Stock, $.01 par value


This prospectus relates to the sale of up to 467,857 shares of our common stock, or the Shares, $.01 par value per share, by certain stockholders of ours, the Selling Stockholders, for their respective accounts.

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. None of the Shares have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.

On July 20, 2001, the last sale price of our Common Stock was $3.90 per share, as reported by the American Stock Exchange, or AMEX, under the symbol AKC.

Investing in the common stock involves risks. For a discussion of certain factors you should consider, see "Risk Factors" beginning on Page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

             The date of this Prospectus is July 24, 2001

                          Table of Contents

                                                          Page
                                                         ------
Risk Factors                                                2

Forward Looking Statements                                  7

Access Pharmaceuticals, Inc.                                8

Recent Developments                                         8

Use of Proceeds                                             8

Selling Stockholders                                        8

Plan of Distribution                                       10

Legal Matters                                              10

Experts                                                    11

Where You Can Get More Information                         11

Certain Information We Are Incorporating By Reference      11

                             RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before purchasing our common stock.

We have experienced a history of losses and we expect to incur future losses.

We have recorded minimal revenue to date and we have incurred a cumulative operating loss of approximately $33.1 million through March
31, 2001. Our losses have resulted principally from costs incurred in research and development activities related to our efforts to develop clinical candidates and from the associated administrative costs. We expect to incur significant additional operating losses over the next several years. We also expect cumulative losses to increase due to expanded research and development efforts and preclinical and clinical trials.

We do not have significant operating revenue and we may never attain profitability.

Our ability to achieve significant revenue or profitability depends upon our ability to successfully complete the development of drug candidates, to develop and obtain patent protection and regulatory approvals for our drug candidates and to manufacture and commercialize the resulting drugs. We have not received significant royalties for sales of our amlexanox products to date and we may not receive significant revenues or profits from the sale of these products in the future. Furthermore, we may not be able to ever successfully identify, develop, commercialize, patent, manufacture, market and obtain required regulatory approvals for any additional products. Moreover, even if we do identify, develop, commercialize, patent, manufacture, market and obtain required regulatory approvals for additional products, we may not receive revenues or royalties from commercial sales of these products for a significant number of years, if at all. Therefore, our proposed operations are subject to all the risks inherent in the establishment of a new business enterprise. In the next few years, our revenues may be limited to any amounts that we receive under strategic partnerships and research or drug development collaborations that we may establish and we cannot assure you that we will be able to establish any such relationships on terms acceptable to us. We cannot assure you that we will achieve or maintain profitability in the future and our failure to receive significant revenues or to achieve profitable operations would impair our ability to sustain operations.

We may not successfully commercialize our drug candidates.

Our drug candidates are subject to the risks of failure inherent in the development of pharmaceutical products based on new technologies. These risks include the possibilities that some or all of our drug candidates will be found to be unsafe or ineffective or otherwise fail to meet applicable regulatory standards or receive necessary regulatory clearances; that these drug candidates, if safe and effective will be difficult to develop into commercially viable drugs or to manufacture on a large scale or will be uneconomical to market; that proprietary rights of third parties will preclude us from marketing such drugs; or that third parties will market superior or equivalent drugs. Our failure to develop safe, commercially viable drugs would have a material adverse effect on our business, operating results and financial condition.

The success of our research and development activities, upon which we primarily focus, is uncertain.

Our primary focus is on our research and development activities and the commercialization of compounds covered by proprietary biopharmaceutical patents. Research and development activities, by their nature, preclude definitive statements as to the time required and costs involved in reaching certain objectives. Actual research and development costs, therefore, could exceed budgeted amounts and estimated time frames may require extension. Cost overruns, unanticipated regulatory delays or demands, unexpected adverse side effects or insufficient therapeutic efficacy will prevent or substantially slow our research and development effort and our business could ultimately suffer. We anticipate that we will remain principally engaged in research and development activities for an indeterminate, but substantial, period of time.

We may be unable to obtain necessary additional capital to fund operations in the future.

We require substantial capital for our development programs and operating expenses, to pursue regulatory clearances and to prosecute and defend our intellectual property rights. Although we believe that our existing capital resources, interest income and revenue from possible licensing agreements and collaborative agreements will be sufficient to fund our currently expected operating expenses and capital requirements for approximately three years, we may need to raise substantial additional capital during that period because our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including :

*  the results of our research and development programs,

*  the timing and results of preclinical and clinical trials,

* our ability to maintain existing and establish new collaborative agreements with other companies to provide funding to us,

*  technological advances, and

*  activities of competitors and other factors.

If we do raise additional funds by issuing equity securities, further dilution to existing stockholders may result and future investors may be granted rights superior to those of existing stockholders. If adequate funds are not available to us through additional equity offerings, we may be required to delay, reduce the scope of or eliminate one or more of our research and development programs or to obtain funds by entering into arrangements with collaborative partners or others that require us to issue additional equity securities or to relinquish rights to certain technologies or drug candidates that we would not otherwise issue or relinquish in order to continue independent operations.

The success of our business may depend, in part, upon relationships with other companies.

Our strategy for the research, development and commercialization of our potential pharmaceutical products may require us to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others, in addition to our existing relationships with other parties. Specifically, if we successfully develop any commercially marketable pharmaceutical products, we may seek to enter joint venture, sublicense or other marketing arrangements with parties that have an established marketing capability or we may choose to pursue the commercialization of such products on our own. We may, however, be unable to establish additional collaborative arrangements or license agreements as we may deem necessary to develop and commercialize our potential pharmaceutical products on acceptable terms. Furthermore, if we maintain and establish arrangements or relationships with third parties, our business may depend upon the successful performance by these third parties of their responsibilities under those arrangements and relationships.

We may depend upon contract manufacturers to assist us with the commercialization of any new products that we may develop.

We have no experience in the manufacture of pharmaceutical products in clinical quantities or for commercial purposes and we may not be able to manufacture any new pharmaceutical products that we may develop, so we intend to establish arrangements with contract manufacturers to supply sufficient quantities of products to conduct clinical trials and for the manufacture, packaging, labeling and distribution of finished pharmaceutical products if any of our potential products are approved for commercialization. If we are unable to contract for a sufficient supply of our potential pharmaceutical products on acceptable terms, our preclinical and human clinical testing schedule may be delayed, resulting in the delay of our submission of products for regulatory approval and initiation of new development programs, which could cause our business to suffer.
Delays or difficulties in establishing relationships with manufacturers to produce, package, label and distribute our finished pharmaceutical or other medical products, if any, market introduction and subsequent sales of such products could cause our business to suffer. Moreover, contract manufacturers that we may use must adhere to current Good Manufacturing

Practices, as required by the FDA. In this regard, the FDA will not issue a pre-market approval or product and establishment licenses, where applicable, to a manufacturing facility for the products until after the manufacturing facility passes a pre-approval plant inspection. If we are unable to obtain or retain third party manufacturing on commercially acceptable terms, we may not be able to commercialize our products as planned. Our potential dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver such products on a timely and competitive basis.

We are subject to extensive governmental regulation which increases our cost of doing business and may affect our ability to commercialize any new products that we may develop.

The FDA and comparable agencies in foreign countries impose substantial requirements upon the introduction of pharmaceutical products through lengthy and detailed laboratory, preclinical and clinical testing procedures and other costly and time-consuming procedures to establish their safety and efficacy. All of our drug candidates will require governmental approvals for commercialization, none of which have been obtained. Preclinical and clinical trials and manufacturing of our drug candidates will be subject to the rigorous testing and approval processes of the FDA and corresponding foreign regulatory authorities. Satisfaction of these requirements typically takes a significant number of years and can vary substantially based upon the type, complexity and novelty of the product.
We cannot assure you when we, independently or with our collaborative partners, might submit a New Drug Application, or NDA, for FDA or other regulatory review. Government regulation also affects the manufacturing and marketing of pharmaceutical products.

Government regulations may delay marketing of our potential drugs for a considerable or indefinite period of time, impose costly procedural requirements upon our activities and furnish a competitive advantage to larger companies or companies more experienced in regulatory affairs.
Delays in obtaining governmental regulatory approval could adversely affect our marketing as well as our ability to generate significant revenues from commercial sales. We cannot assure you that the FDA or other regulatory approvals for any drug candidates will be granted on a timely basis or at all. Moreover, if regulatory approval of a drug candidate is granted, such approval may impose limitations on the indicated use for which such drug may be marketed. Even if we obtain initial regulatory approvals for our drug candidates, we, or our drugs and our manufacturing facilities would be subject to continual review and periodic inspection, and later discovery of previously unknown problems with a drug, manufacturer or facility may result in restrictions on the marketing or manufacture of such drug, including withdrawal of the drug from the market. The FDA and other regulatory authorities stringently apply regulatory standards and failure to comply with regulatory standards can, among other things, result in fines, denial or withdrawal of regulatory approvals, product recalls or seizures, operating restrictions and criminal prosecution.

The uncertainty associated with preclinical and clinical testing may affect our ability to successfully commercialize new products.

Before we can obtain regulatory approvals for the commercial sale of any of our potential drugs, the drug candidates will be subject to extensive preclinical and clinical trials to demonstrate their safety and efficacy in humans. We cannot assure you that preclinical or clinical trials of any future drug candidates will demonstrate the safety and efficacy of such drug candidates at all or to the extent necessary to obtain regulatory approvals. In this regard, for example, adverse side effects can occur during the clinical testing of a new drug on humans or animals which may delay ultimate FDA approval or even lead us to terminate our efforts to develop the drug for commercial use. Companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after demonstrating promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a drug candidate under development could delay or prevent regulatory approval of the drug candidate and could cause our business, operating results and financial condition to suffer.

We may incur substantial product liability expenses due to the use or misuse of our products for which we may be unable to obtain complete insurance coverage.

Our business exposes us to potential liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. These risks will expand with respect to our drug candidates, if any, that receive regulatory approval for commercial sale and we may face substantial liability for damages in the event of adverse side effects or product defects identified with any of our products that are used in clinical tests or marketed to the public. We have product liability insurance for drug candidates that are undergoing human clinical trials. Product liability insurance for the biotechnology industry is generally expensive, however, if available at all, and we cannot assure you that in the future we will be able to obtain insurance coverage at acceptable costs or in a sufficient amount, if at all. We may be unable to satisfy any claims for which we may be held liable as a result of the use or misuse of products which we have developed, manufactured or sold and any such product liability claim could adversely affect our business, operating results or financial condition.

We may incur significant liabilities if we fail to comply with stringent environmental regulations or if we did not comply with these regulations in the past.

Our research and development processes involve the controlled use of hazardous materials. We are subject to a variety of federal, state and local governmental laws and regulations related to the use, manufacture, storage, handling and disposal of such material and certain waste products. Although we believe that our activities and our safety procedures for storing, using, handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such accident, we could be held liable for any damages that result and any such liability could exceed our resources.

Intense competition may limit our ability to successfully develop and market commercial products.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Many of these competitors have and employ greater financial and other resources, including larger research and development staffs and more effective marketing and manufacturing organizations, than us or our collaborative partners. We cannot assure you that our competitors will not succeed in developing technologies and drugs that are more effective or less costly than any that we are developing or which would render our technology and future products obsolete and noncompetitive.

In addition, some of our competitors have greater experience than we do in conducting preclinical and clinical trials and obtaining FDA and other regulatory approvals. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates more rapidly than we do. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage. We cannot assure you that drugs resulting from our research and development efforts or from our joint efforts with collaborative partners will be able to compete successfully with our competitors' existing products or products under development.

Our ability to successfully develop and commercialize our drug candidates will substantially depend upon the availability of reimbursement funds for the costs of the resulting drugs and related treatments.

The successful commercialization of, and the interest of potential collaborative partners to invest in, the development of our drug candidates will depend substantially upon reimbursement of the costs of the resulting drugs and related treatments at acceptable levels from government authorities, private health insurers and other organizations, including health maintenance organizations, or HMOs. We cannot assure you that reimbursement in the United States or elsewhere will be available for any drugs that we may develop or, if available, will not be decreased in the future, or that reimbursement amounts will not reduce the demand for, or the price of, our drugs, thereby adversely affecting our business. If reimbursement is not available or is available only to limited levels, we cannot assure you that we will be able to obtain collaborative partners to commercialize our drugs, or be able to obtain a sufficient financial return on our own manufacture and commercialization of any future drugs.

The market may not accept any pharmaceutical products that we successfully develop.

The drugs that we are attempting to develop may compete with a number of well-established drugs manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any drugs developed by us will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of our drug candidates, the potential advantage of our drug candidates over existing therapies and the reimbursement policies of government and third-party payers. Physicians, patients or the medical community in general may not accept or use any drugs that we may develop independently or with our collaborative partners and if they do not, our business could suffer.

Trends toward managed health care and downward price pressures on medical products and services may limit our ability to profitably sell any drugs that we may develop.

Lower prices for pharmaceutical products may result from:

* third-party payers' increasing challenges to the prices charged for medical products and services;

* the trend toward managed health care in the United States and the concurrent growth of HMOs and similar organizations that can control or significantly influence the purchase of healthcare services and products; and

* legislative proposals to reform healthcare or reduce government insurance programs.

The cost containment measures that healthcare providers are instituting, including practice protocols and guidelines and clinical pathways, and the effect of any health care reform, could limit our ability to profitably sell any drugs that we may successfully develop. Moreover, any future legislation or regulation, if any, relating to the healthcare industry or third-party coverage and reimbursement, may cause our business to suffer.

We may not be successful in protecting our intellectual property and proprietary rights.

Our success depends, in part, on our ability to obtain U.S. and foreign patent protection for our drug candidates and processes, preserve our trade secrets and operate our business without infringing the proprietary rights of third parties. Although Access is either the owner or licensee of technology to 13 U.S. patents and to 3 U.S. patent applications now pending, and 5 European and 7 European patent applications we cannot assure you that any additional patents will issue from any of the patent applications owned by, or licensed to, us. Furthermore, we cannot assure you that any rights we may have under issued patents will provide us with significant protection against competitive products or otherwise be commercially viable. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under such patents are still developing and there is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology firm is highly uncertain and involves complex legal and factual questions. We cannot assure you that any existing or future patents issued to, or licensed by, us will not subsequently be challenged, infringed upon, invalidated or circumvented by others. In addition, patents may have been granted to third parties or may be granted covering products or processes that are necessary or useful to the development of our drug candidates. If our drug candidates or processes are found to infringe upon the patents or otherwise impermissibly utilize the intellectual property of others, our development, manufacture and sale of such drug candidates could be severely restricted or prohibited. In such event, we may be required to obtain licenses from third parties to utilize the patents or proprietary rights of others. We cannot assure you that we will be able to obtain such licenses on acceptable terms, if at all. If we become involved in litigation regarding our intellectual property rights or the intellectual property rights of others, the potential cost of such litigation, regardless of the strength of our legal position, and the potential damages that we could be required to pay could be substantial.

Our business could suffer if we lose the services of, or fail to attract, key personnel.

We are highly dependent upon the efforts of our senior management and scientific team, including our President and Chief Executive Officer. The loss of the services of one or more of these individuals could seriously impede our success. We do not maintain any "key-man" insurance policies on any of our key employees and we do not intend to obtain such insurance. In addition, due to the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified scientific and technical personnel. In view of the stage of our development and our research and development programs, we have restricted our hiring to research scientists and a small administrative staff and we have made no investment in manufacturing, production, marketing, product sales or regulatory compliance resources. If we develop pharmaceutical products that we will commercialize ourselves, however, we will need to hire additional personnel skilled in the clinical testing and regulatory compliance process and in marketing and product sales. There is intense competition among major pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions for qualified personnel in the areas of our activities, however, and we may be unsuccessful in attracting and retaining these personnel.

Ownership of our shares is concentrated, to some extent, in the hands of a few individual investors.

Larry N. Feinberg (Oracle Partners LP, Oracle Institutional Partners LP and Oracle Investment Management Inc.), Richard B. Stone and Howard
P. Milstein currently beneficially own approximately 8.1%, 6.2% and 5.8% respectively, of our issued and outstanding common stock.

Provisions of our charter documents could discourage an acquisition of our company that would benefit our stockholders.

Provisions of our Certificate of Incorporation and By-laws may make it more difficult for a third party to acquire control of our company, even if a change of in control would benefit our stockholders. In particular, shares of our preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as our Board of Directors may determine, including, for example, rights to convert into our common stock. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any of our preferred stock that may be issued in the future. The issuance of our preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire control of us. This could limit the price that certain investors might be willing to pay in the future for shares of our common stock and discourage these investors from acquiring a majority of our common stock.

Substantial sales of our common stock could lower our stock price.

The market price for our common stock could drop as a result of sales of a large number of our presently outstanding shares. Currently, most of the outstanding shares of our common stock are unrestricted and freely tradable or tradable under Rule 144 or pursuant to a resale registration statement.


                     FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "could", "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.


                      ACCESS PHARMACEUTICALS, INC.

Access Pharmaceuticals is a Delaware corporation in the development stage. We are an emerging pharmaceutical company focused on developing both novel low development risk product candidates and technologies with longer-term major product opportunities. We have proprietary patents or rights to five technology platforms: synthetic polymers, bioerodible hydrogels, Residerm TM, carbohydrate targeting technology, and agents for the prevention and treatment of viral disease, including HIV. In addition, our partner, GlaxoSmithKline (formerly
Block Drug Company), is marketing in the United States Aphthasol R, a drug jointly developed, the first U.S. FDA-approved product for the treatment of canker sores. We are developing new formulations and delivery forms to evaluate this product in additional clinical indications. We have licensed the rights to amlexanox for the treatment of canker sores from GlaxoSmithKline for certain countries excluding the U.S. and the worldwide rights for certain additional indications including mucositis and oral diseases in certain territories.

Access was founded in 1974 as Chemex Corporation, a Wyoming corporation, and in 1983 changed its name to Chemex Pharmaceuticals, Inc. Chemex changed its state of incorporation from Wyoming to Delaware on June 30, 1989. In connection with the merger of Access Pharmaceuticals, Inc., a Texas corporation, with and into Chemex on January 25, 1996, we changed our name to Access Pharmaceuticals, Inc. Our principal executive office is at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207; our telephone number is (214) 905-5100.


                           USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the Selling Stockholders.


                          SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 24, 2001 and as adjusted to reflect the sale of our common stock offered hereby, by each of the Selling Stockholders.

Except as indicated below, none of the Selling Stockholders has had any position, office or other material relationship within the past three years with us or our affiliates. In addition, except as provided herein, we believe, based on information provided to us by the Selling Stockholders, that each Selling Stockholder has sole voting and investment power with respect to the shares beneficially owned. For more information regarding the shares offered, see "Plan of Distribution" below.

                                      Shares                   Shares to be
                                   Beneficially                Beneficially
                                    Owned Prior     Shares      Owned After
  Name of Selling Stockholder       to Offering     Offered      Offering
-------------------------------   -------------   -----------   ------------
Adam Atherton                           162 (2)       162 (2)           -
A Paul Boni                             406 (2)       406 (2)           -
Bridge Technology Group LLC          15,000 (2)    15,000 (2)           -
Erik Colberg                          4,562 (2)     4,562 (2)           -
John J. Concannon, III (5)           14,800        10,000           4,800
Conifer Securities, LLC               1,250 (2)     1,250 (2)           -
Diversified Financial
  Management Corp                     1,690 (2)     1,690 (2)           -
Wole Fayemi                             810 (2)       810 (2)           -
Kerry P. Gray (3)                   611,457 (1)   100,000         511,457 (1)
Mathew Holsher                          810 (2)       810 (2)           -
Stephen B. Howell (4)               126,500 (1)    75,000 (2)      51,500 (1)
JB Capital Management                   744 (2)       744 (2)           -
Atul Khandwala                        7,500 (2)     7,500 (2)           -
Jeffrey Lehman                        6,454 (2)     6,454 (2)           -
Oded Levy                             1,488 (2)     1,488 (2)           -
Mipharm SpA                         142,857       142,857               -
Harvey Morgan                         2,956 (2)     2,956 (2)           -
David P. Nowotnik (3)               122,917 (1)    50,000          72,917 (1)
Mark Scarmato                           810 (2)       810 (2)           -
Gail Seneca                             892 (2)       892 (2)           -
Patricia Stapleton                    2,028 (2)     2,028 (2)           -
Phil Stapleton                        2,028 (2)     2,028 (2)           -
SZRL Investments                      2,434 (2)     2,434 (2)           -
Stephen B. Thompson (3)              71,606 (1)    30,000          41,606 (1)
Greg Tuerk                              810 (2)       810 (2)           -
Will K. Weinstein
  Revocable Trust                     6,760 (2)     6,760 (2)           -
Barbara Yamanaka                        406 (2)       406 (2)           -


(1) These share amounts include shares issuable upon exercise of warrants or options.

(2) These share amounts represent shares issuable upon exercise of warrants.

(3)  Messrs. Gray, Nowotnik and Thompson are our officers.

(4)  Dr. Howell is one of our directors and a scientific consultant.

(5)  Mr. Concannon is our corporate secretary and a partner at Bingham
     Dana LLP. The validity of our common stock to be sold in this offering is being passed on for us by Bingham Dana LLP.

                          PLAN OF DISTRIBUTION

The Selling Stockholders may sell or distribute the Shares directly to purchasers as principals or through one or more underwriters, brokers, dealers or agents as follows:

* from time to time in one or more transactions, which may involve block transactions;

*  on any exchange or in the over-the-counter market;

*  in transactions otherwise than in the over-the-counter market; or

* through the writing of options, whether such options are listed on an options exchange otherwise, on or settlement of short sales of, the Shares.

Any of these transactions may be effected at market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed price in each case as determined by the Selling Stockholder or by agreement between the Selling Stockholder and underwriters, brokers, dealers or agents, or purchasers. If the Selling Stockholder effect such transactions by selling Shares to or through underwriters, brokers, dealers or agents, the Selling Stockholders may compensate these underwriters, brokers, dealers or agents in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of securities for whom they may act as agent. These compensatory discounts, concessions or commissions may be in excess of those customary in the types of transactions involved as to particular underwriters, brokers, dealers or agents. The Selling Stockholders and any brokers, dealers or agents that participate in the distribution of the Shares may be deemed to be underwriters, and any profit on the sale of Shares by them and any discounts, concessions or commissions received by any of these underwriters, brokers, dealers or agents may constitute underwriting discounts and commissions under the Securities Act of 1933.

Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We will pay all of the expenses incident to the registration, offering and sale of the Shares to the public hereunder, estimated at $17,000, other than commissions, fees and discounts of underwriters, brokers, dealers and agents. Those commissions, fees and discounts, if any, will be borne by the Selling Stockholder. We have agreed to indemnify the Selling Stockholders and any underwriters against certain liabilities under the Securities Act. We will not receive any of the proceeds from the sale of any of the Shares by the Selling Stockholders.

Certain of the underwriters, dealers, brokers or agents may have other business relationships with us and our affiliates in the ordinary course.


                            LEGAL MATTERS

The validity of our common stock to be sold in this offering is being passed upon for us by Bingham Dana LLP 150 Federal Street, Boston, Massachusetts 02110. Justin P. Morreale, David L. Engel and John J. Concannon III, partners of Bingham Dana LLP, beneficially own an aggregate of 181,499 shares of our common stock and warrants to purchase 834 shares of our common stock. Mr. Concannon is the corporate Secretary.

                                EXPERTS

Our consolidated financial statements incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the three year period ended December 31, 2000 have been so incorporated in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.


                 WHERE YOU CAN GET MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the Registration Statement, since we have omitted some parts in accordance with the SEC's rules and regulations. The SEC permits us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file with the SEC will automatically update and supersede this information. Access has filed a Registration Statement on Form S-3 under the Securities Act of 1933 with the SEC with respect to common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the Registration Statement on Form S-3, as permitted by the SEC. Refer to the Registration Statement on Form S-3, including the exhibits, for further information about Access and the common stock being offered pursuant to this prospectus. Statements in this prospectus regarding provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained without charge at the offices of the SEC listed below.

We are subject to the reporting requirements of the Securities Exchange
Act of 1934 and we therefore file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the World Wide
Web at http://www.sec.gov.

If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. We will also provide to each person to whom a copy of this prospectus has been delivered, upon specific request and without charge, a copy of all documents filed from time to time by us with the SEC pursuant to the Securities Exchange Act of 1934. You should direct a request for such copies to Access Pharmaceuticals, Inc., 2600 Stemmons Frwy, Suite 176, Dallas, Texas 75207, attention Chief Financial Officer. You may direct telephone requests to the Chief Financial Officer at (214) 905-5100.


       CERTAIN INFORMATION WE ARE INCORPORATING BY REFERENCE

We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934:

*  Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

*  Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

*  Our Definitive Proxy Statement filed on April 16, 2001; and

* The description of the common stock contained in our Registration Statement (No. 333-95413) filed with the SEC under Section 12(d) of the Securities Exchange Act including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:

                    Access Pharmaceuticals, Inc.
                  2600 Stemmons Freeway, Suite 176
                        Dallas, Texas 75207
                 Attention: Chief Financial Officer
                            (214) 905-5100
                     email: akc@accesspharma.com

This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus. No one else is authorized to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this Prospectus or any Prospectus Supplement. You must not rely on any unauthorized information. Neither this Prospectus nor any Prospectus Supplement is an offer to sell or a solicitation of an offer to buy any of these securities in any jurisdiction where an offer or solicitation is not permitted. No sale made pursuant to this Prospectus shall, under any circumstances, create any implication that there has not been any change in the affairs of Access since the date of this Prospectus.

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TABLE OF CONTENTS

                                            Page
                                           ------
Risk Factors                                   2
Forward Looking Statements                     7
Access Pharmaceuticals, Inc.                   8
Recent Developments                            8
Use of Proceeds                                8
Selling Stockholders                           8
Plan of Distribution                          10
Legal Matters                                 10
Experts                                       11
Where You Can Get More Information            11
Certain Information We Are Incorporating
    By Reference                              11


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